ANOORAQ RESOURCES CORPORATION
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone (604) 684-6365 Fax (604) 684-8092

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS

Take notice that the Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Anooraq Resources Corporation (the “Company”) will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on Thursday, June 22, 2006 at 2:00 pm, local time, for the following purposes:

A.	Annual General Meeting Matters

1.	To receive and consider the financial statements of the Company for its fiscal period ended December 31, 2005, together with the auditor’s report thereon.

2.	To elect eleven directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

B.	Extraordinary General Meeting Matters

1.

General Authority to Increase Capitalization - To consider and, if thought appropriate, approve and ratify the authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 25% of its capital in accordance with the terms of any proposed future acquisitions, issuances of convertible securities, rights offerings or financings or shares for debt settlements, at such price or prices, in such amount and to such individuals or entities as may be determined by the directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

C.	General Matters

1.

To consider any amendment to, or variation of, any matter identified in this Notice and to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

An Information Circular and a copy of the consolidated audited financial statements for the fiscal year ended December 31, 2005, and the auditor’s report thereon, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 23, 2006

BY ORDER OF THE BOARD

/s/ Ronald W. Thiessen	/s/ Tumelo M. Motsisi

Ronald W. Thiessen	Tumelo M. Motsisi
President and Chief Executive Officer	Deputy Chief Executive Officer and
Managing Director